FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of       September                                          2003
                    --------------------------------------------        --------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                       Form 40-F      X
                        ---------------                 ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No     X
                   ------------------                 ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                 DOCUMENT INDEX

Document                                                                Page No.
--------                                                                --------

   1.    News Release dated September 8, 2003 ("RIM REPORTS PRELIMINARY    4
         SECOND QUARTER RESULTS")


   2.    News Release dated September 9, 2003  ("RIM ADDS SUPPORT FOR      7
         S/MIME EMAIL SECURITY STANDARD TO JAVA-BASED BLACKBERRY
         HANDHELDS")

                                                                      Document 1
                                                                      ----------

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RIM Logo omitted
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                                                                 NEWS RELEASE
                                                                 ------------


FOR IMMEDIATE RELEASE                                          September 8, 2003


RIM REPORTS PRELIMINARY SECOND QUARTER RESULTS

REVENUE AND EARNINGS GROWTH TO EXCEED EXPECTATIONS


Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported preliminary second quarter results for the period ended August 30, 2003 (all figures in U.S. dollars and U.S. GAAP).

Based on preliminary financial data, RIM expects revenue for the second quarter to be recorded in the range of $123-$126 million, exceeding the previously forecasted revenue range of $105-$115 million. Net income for the second quarter is also expected to exceed initial forecasts. Subject to final review, RIM now anticipates diluted earnings to be in the range of $0.02-$0.05 per share.

Excluding the patent litigation provision, RIM expects adjusted diluted earnings to be between $0.07- $0.11 per share. The adjusted earnings per share data does not have any standardized meaning prescribed by GAAP and is not comparable to similar measures presented by other issuers. The litigation provision is expected to be lower than the prior quarter, resulting from adjustments to previous estimates for professional fees and interest.

RIM expects the number of net new BlackBerry(R) subscribers in the quarter to be between 94,000-97,000, which exceeds the previously forecasted range of 80,000-90,000 for the quarter. The BlackBerry subscriber base will now exceed 700,000 subscribers.

"RIM's business generated higher than expected revenue during the summer months resulting in a record quarter. The top-line growth together with prudent expense management also allowed us to significantly exceed our profitability targets," said Dennis Kavelman, Chief Financial Officer at RIM. "Global demand for BlackBerry accelerated in both enterprise and prosumer market segments as RIM fulfilled orders to its carrier partners to satisfy new subscriber growth, hardware upgrade sales and retail channel expansion requirements."

RIM is scheduled to report final second quarter results and hold its quarterly earnings conference call on September 25, 2003 at 5:00 pm EST. The call can be accessed on the RIM website by logging in at www.rim.com/investors/events/index.shtml or by dialing 416-640-1907. A replay of the call is scheduled to be available from 7 pm EST on September 25th until midnight October 2, 2003 by dialing 416-640-1917 and entering passcode 21000721#.


About Research In Motion
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

For more information:
Contact RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release regarding RIM's revenue and earnings expectations, as well as anticipated demand for RIM's handheld products, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information available to RIM. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                                                      Document 2
                                                                      ----------

RIM Logo omitted
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                                                                 NEWS RELEASE
                                                                 ------------





September 9, 2003
-----------------
FOR IMMEDIATE RELEASE


RIM ADDS SUPPORT FOR S/MIME EMAIL SECURITY STANDARD TO JAVA-BASED BLACKBERRY HANDHELDS

BlackBerry Meets Advanced Wireless Security Standards for Government and Corporate Customers


Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of its S/MIME Support Package v1.5 for BlackBerry. This software add-on product provides S/MIME (Secure Multipurpose Internet Mail Extensions) support for Java(TM)-based BlackBerry(R) handhelds and is now commercially available to all government and corporate customers.

"S/MIME support is an important purchasing requirement for many of our customers including the U.S. Department of Defense," said Don Morrison, Chief Operating Officer at Research In Motion. "With the availability of S/MIME support for Java-based BlackBerry handhelds, our customers will enjoy a wider choice of BlackBerry handhelds and services that satisfy various corporate and departmental security policies relating to wireless phone and data usage. IT departments in both corporate and government organizations can now install this straightforward software upgrade to wirelessly extend their existing S/MIME email infrastructure while maintaining both sender-to-recipient encryption and a simple and fast interface for users."

S/MIME is an email-system independent, Internet standards-based protocol that uses public key cryptography to provide writer-to-reader security features such as authentication and confidentiality message integrity. S/MIME offers an additional layer of security between the sender and recipient of an email message using advanced encryption and digital signatures. S/MIME support can now be added to all Java-based BlackBerry handhelds (including models 7230/7210/6750/6720/6710/6510/6220/6210/5820/5810) in companies with BlackBerry
Enterprise Server(TM) v3.5 or higher for Microsoft(R) Exchange.

BlackBerry Enterprise Server has been deployed in over 11,000 companies and government organizations worldwide and features end-to-end Triple DES encryption to address corporate customer security requirements. In addition, BlackBerry has received the FIPS security validation for government customers.

Availability of the S/MIME Support Package v1.5 for BlackBerry may vary by country and carrier. Check with carriers for specific pricing and availability.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX:
RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net


Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Research In Motion Limited
                                        ----------------------------------------
                                                     (Registrant)

Date:   September 9, 2003               By:     /s/ Angelo Loberto
        -------------------------       ----------------------------------------
                                                   (Signature)
                                                Angelo Loberto
                                                Vice President, Finance